Exhibit 21.1

LIST OF SUBSIDIARIES

BioLight Life Sciences Ltd. has the following subsidiaries:

22 22
Subsidiary Name	Jurisdiction of Incorporation	Percentage of Ownership
Micromedic Technologies Ltd.	Israel	48%
XL Vision Sciences Ltd.	Israel	100%
ViSci Ltd.*	Israel	97%
IOPtima Ltd.*	Israel	70%
DiagnosTear Ltd.*	Israel	75%
OphRx Ltd.*	Israel	39%
Allergica Ltd. (inactive)	Israel	100%

* Ownership of referenced entity through XL Vision Sciences Ltd.